Exhibit 99.1

Santiago, March 31, 2023

Mrs.

Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Material fact: Accompanying annual report and first publication of the Ordinary Shareholders’ Meeting.

Mrs President,

In accordance with current regulations, I hereby send you a copy of the Report of this Institution, referring to the year 2022, which will be submitted for consideration by the Ordinary Shareholders’ Meeting of Banco Santander-Chile scheduled for the 19th April 2023.

Likewise, a copy of the first publication made in the Santiago newspaper “El Mercurio” today, corresponding to the summons for the Ordinary Shareholders’ Meeting of Banco Santander-Chile mentioned above, is attached. The second and third call to the Meeting will be published in the same newspaper on April 5 and 11, 2023, respectively.

Sincerely,

Guillermo Sabater Maroto
Deputy CEO

Cc.:	Santiago Stock Exchange.
Chilean Electronic Exchange.